United States securities and exchange commission logo





                              October 8, 2020

       Chris Carlson
       Chief Financial Officer
       Vertex Energy Inc.
       1331 Gemini Street, Suite 250
       Houston, TX 77058

                                                        Re: Vertex Energy Inc.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2019
                                                            Filed March 4, 2020
                                                            Response letter
dated September 30, 2020
                                                            File No. 001-11476

       Dear Mr. Carlson:

              We have reviewed your September 30, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 11, 2020 letter.

       Form 10-K for the Fiscal Year ended December 31, 2019

       Management   s Discussion and Analysis of Financial Condition and
Results of Operations, page
       60

   1. We note that in response to prior comments two, three and four, you have proposed to remove or omit from
future periodic reports the line items for, and the discussions of,
                                                           gross profit    from
MD&A, your financial statements, and the operating segment note, rather than present
complete measures of gross profit, reflecting all costs of revenues.

                                                        However, we note that
you have presented gross profit in your financial statements and included discussion and
analysis of this metric as well as per barrel margins in your periodic reports since
you began reporting more than eleven years ago.
 Chris Carlson
FirstName  LastNameChris Carlson
Vertex Energy  Inc.
Comapany
October    NameVertex Energy Inc.
        8, 2020
October
Page 2 8, 2020 Page 2
FirstName LastName

         We also note that you have retained various incomplete cost of revenues measures and analysis of per barrel margins in your draft revisions, and have not addressed the changes that would be necessary to discuss the excluded amounts in your narratives on page 61, or to include complete measures along with the narratives presently reflecting incomplete quantifications, including per barrel margin percentages.

         Please clarify the scope of revisions that you are contemplating and explain to us how you came to view the measures that you are proposing to exclude as being no longer important to users of your financial statements, and no longer useful in describing the business, if this is your view, in formulating your proposed course of action.

         Please submit the incremental revisions necessary to balance your discussion and analysis of cost of revenues and per barrel margins.

2. We note that the revised tables provided in response to prior comment two include the
         parenthetical    exclusive of items shown separately below    without
identifying the
         particular items and amounts excluded from cost of revenues.

         Please further revise your presentation to specify the items being excluded from cost of revenues and if amounts shown on the line items excluded are not fully attributable to the measure, quantify the attributable amounts in the parenthetical or present separate lines for those amounts pertaining to cost of revenues. Based on the proposed revisions to your
         segment tabulations, reporting    Operating depreciation and
amortization,    it appears that
         less than all of the DD&A reported is attributable to cost of revenues.

         It also appears that the underscores between the line items cost of revenues, and selling, general and administrative expenses, should be removed, in the absence of any summations. Please revise accordingly.

3. Please address the following points regarding the proposed revisions provided in your response to prior comment two.

                In the second table, reporting segment loss before income taxes, the line item
                 Depreciation and amortization from SG&A    should be revised
to clarify if the
              reference to    from SG&A    means    attributable to SG&A   .

                Please expand the statement "Our profit (loss) before corporate selling, general and administrative expenses loss before income taxes is to a large extent a function of the market discount we are able to obtain in purchasing feedstock, as well as how efficiently management conducts operations" to clarify which measure is being referenced and to quantify the discounts and efficiency correlations.

                Your discussion of collection and production volumes should also quantify the effects
 Chris Carlson
Vertex Energy Inc.
October 8, 2020
Page 3
              of changes in collections, relative to acquiring feedstock from third-parties, on your cost of sales and measures of profitability.

Note 17 - Segment Reporting, page F-42

4. In response to prior comment four, you agreed to report revenues for each of the six product categories identified on pages 13 and 14 to comply with FASB ASC 280-10-50-
         40, although your draft revisions did not include these details.

         Please submit details of all revisions being proposed, including revenues based on the six product categories that you have identified, and revise your product descriptions on pages
         13 and 14 to clarify which categories include or are synonymous with vacuum gas oil and cutterstock, which you associate with the Black Oil segment in your response.

        You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759 or Karl
Hiller, Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameChris Carlson                                 Sincerely,
Comapany NameVertex Energy Inc.
                                                                Division of
Corporation Finance
October 8, 2020 Page 3                                          Office of
Energy & Transportation
FirstName LastName